Exhibit 99-2
                                                                    ------------


[GRAPHIC OMITTED]  Koor Industries Ltd.


              KOOR INDUSTRIES LTD. REPORTS CONSOLIDATED RESULTS FOR
                 THE THIRD QUARTER AND FIRST NINE MONTHS OF 2006

 o Net income for the quarter totaled NIS 7.3 million ($1.7 million)
 o Net income for the first nine months totaled NIS 14.7 million ($3.4 million)


TEL AVIV, Israel - November 22, 2006 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor") a leading Israeli holding company, reported today its consolidated financial results for the third quarter and the first nine months ended September 30, 2006.


THIRD QUARTER 2006 RESULTS
Net income for the third quarter totaled NIS 7.3 million ($1.7 million) or NIS
0.5 ($0.12) per ordinary share and NIS 0.1 ($0.02) per American Depository Share ("ADS") compared to NIS 21.6 million ($5.0 million) or NIS 1.39 ($0.32) per ordinary share and NIS 0.28 ($0.06) per ADS last year.

Net income in the quarter included amortization expenses of NIS 14 million (approximately $3.3 million) in respect of the excess cost due to the purchase of shares in Makhteshim Agan. Net profit in the third quarter last year included a capital gain of NIS 11 million (approximately $2.6 million) for the sale of Tadiran Communications shares that were held by Koor.

FIRST NINE MONTHS 2006 RESULTS
Net income for the first nine months totaled NIS 14.7 million ($3.4 million) or NIS 0.86 ($0.20) per ordinary share and NIS 0.17 ($0.04) per ADS compared to NIS
195.5 million ($45.4 million) or NIS 12.06 ($2.81) per ordinary share and NIS
2.41 ($0.56) per ADS last year.

Net income for the first nine months included several one-time items which summed up to a net loss of NIS 64 million ($15 million), as a result of the initial implementation of Israeli Accounting Standard no. 22 (treatment of financial instruments), an expense representing Koor's share of the provisions recorded at Telrad following reorganization measures, a provision for the retirement of several of Koor's senior managers and charges relating to the decline in fair value of certain assets in the portfolio.

Net income for the first nine months of 2005 included NIS 138.6 million ($32.2 million) capital gain from the sale of 15.9 million shares in Makhteshim Agan held by Koor. Other one-time items included in this period were capital gains as a result of the exercise of convertible debentures and stock options in Makhteshim Agan, and from the sale of 19% of Tadiran Communication shares to Elbit Systems.


MAIN EVENTS IN THE QUARTER

Bond issuance

During the third quarter, Koor raised NIS 600 million ($140 million) in tradable bonds which are rated A+ by Maalot, with interest of 5.1% linked to the Israeli CPI.


Investment in India

During the quarter, Koor committed to invest NIS 65 million ($15 million) in a fund lead by Goldman Sachs which invests in the retail sector in India. The fund total size is $425 million and the strategic partner in the fund is Pantaloon Retail (India) Limited, which is one of India's leading retail companies, with retail chains of food, fashion, home solutions and consumer electronics.


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Discount Investment Corporation Ltd. (DIC) Special Tender Offer

During the quarter, Discount Investment Corporation (DIC), issued a special tender offer for 5.4% of the shares of Koor for NIS 241.0 per share. On October 3, the tender offer was completed, such that DIC now holds 36.2% of the share capital of Koor. This holding, joins the 9.9% stake that is held directly by the parent company of DIC, IDB Development Corp.


RESULTS OF KEY HOLDINGS*

Makhteshim-Agan Industries (40.2% voting end-Q3 2006, TASE: MAIN, recorded according to equity method) Revenues for the third quarter increased 1%, totaling $407.6 million compared to $402.1 million for the same period in 2005. Net profit for the quarter totaled $24.5 million, compared to $46.8 million for the third quarter of 2005.

Revenues for the first nine months increased 2% totaling $1,359.7 million compared to $1,335.6 million for the same period in 2005. Net profit for the nine months totaled $122.4 million, compared to $157.9 million for the first nine months of 2005.


ECI Telecom (28.1%, NASDAQ: ECIL, recorded according to equity method; prepared in accordance with US GAAP) Revenues for the third quarter increased 5% totaling $170.0 million compared to $162.4 million in the third quarter of 2005. Net profit for the quarter totaled $7.1 million, compared to $6.2 million in the third quarter last year.

Revenues for the first nine months increased 9% totaling $502.3 million compared to $460.8 million in the first nine months of 2005. Net profit for the nine months totaled $19.8 million, compared to $32.2 million in the same period last year.


Telrad Networks (61% - recorded according to equity method)
Revenues for the third quarter of 2006 totaled $12.7 million, compared to $23.0 million for the third quarter in 2005. Net loss from continuing operations for the quarter totaled $2.9 million, compared to net profit of $0.4 million for the third quarter in 2005.

Revenues for the first nine months of 2006 totaled $59.3 million, compared to $64.4 million for the same period in 2005. Net loss from continuing operations for the nine months totaled $26.6 million, compared to a net loss of $16.7 million for the same period in 2005.


The above-mentioned results for the third quarter and nine months exclude the results of Connegy, a Telrad subsidiary which was divested during the first quarter of 2006, and whose results were classified under 'discontinued operations'. Including the results of Connegy, Telrad's net loss for the nine months totaled $26.3 million, compared to $18.7 million in the first nine months last year.


As of September 30, 2006, loans to banks and institutional investors of Koor, and its wholly owned subsidiaries, aggregated approximately NIS 2.43 billion ($565 million). Cash, cash equivalents and short term deposits of the Company and its wholly owned subsidiaries as of September 30, 2006, aggregated approximately NIS 0.56 billion ($130 million). The net debt of the Company and its wholly owned subsidiaries as of September 30, 2006, resulting from the above, was approximately NIS 1.87 billion ($435 million).


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*    Koor Industries and its Key Holdings' results are presented as published, and except as noted with respect to ECI Telecom, are prepared in accordance with the Israeli GAAP. Differences may occur during consolidation given accounting principles and currency translation differences.

* The results of the companies reporting in New Israeli Shekels (NIS) were converted to US$ using the NIS\$ conversion rate as at September 30, 2006 of NIS 4.302.

Conference call details:
Date:                 November 22, 2006
Time:                 10:30 am EST (15:30 UK, 17:30 Israel)
United States phone:  1-888-281-1167    Canada phone:             1-866-485-2399
UK phone:             0-800-917-9141    Israel or International: +972 3 918-0687

Replay no. (until November 29, 2006): 1-888-269-0005 (US), 1-866-500-4964
(Canada), 0-800-917-4256 (UK), +972-3-925-5929 (Israel and other International)
or on Koor's website under 'Investor Relations' - www.koor.com
                                                  ------------

About Koor
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), ECTel (NASDAQ: ECTX) and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.

COMPANY CONTACT                             IR CONTACTS
Avital Lev, CPA, Investor Relations         Ehud Helft/Kenny Green
Koor Industries Ltd.                        GK Investor Relations
Tel: 972 3 607 - 5111                       Tel: 1 866 704 - 6710
Fax: 972 3 607 - 5110                       Fax: 972 3 607 - 4711
avital.lev@koor.com                         ehud@gk-biz.com; kenny@gk-biz.com
Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.

       ********************* Financial Tables Follow *********************


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




                                                                                                       Year
                                 Nine months ended September 30      Three months ended September 30   ended
                               ---------------------------------  -----------------------------------  December 31
                                2006           (1)2005             2006            2005                 2005
                               ------------- -------------------  --------------- -------------------  ---------------
                                        Unaudited                            Unaudited                 Audited
                               ---------------------------------  -----------------------------------  ---------------
                                      NIS thousands                        NIS thousands               NIS thousands
                               ---------------------------------  -----------------------------------  ---------------
Revenues and earnings
Revenue from sales and               645,593             784,417           210,887            220,731         988,382
services
Group's equity in the
operating
 results of investee
 companies
 net (see Note 1C(3))                 85,680          (*)324,768            25,145          (*)61,579     (*) 359,362
Other income, net                     15,596             163,554            12,071             12,954         223,205
                               --------------   ----------------- -----------------   ---------------  ---------------
                                     746,869       (*) 1,272,739           248,103        (*) 295,264   (*) 1,570,949
                               --------------   ----------------- -----------------   ---------------  ---------------
Costs and losses
Cost of sales and services           493,568             634,331           161,315            170,878         801,657
Selling and marketing                 53,273              68,470            16,900             15,225          89,146
 expenses
General and administrative
 expenses                            121,932          (*)123,183            26,635          (*)40,867      (*)165,353
Financing expenses, net              101,474             140,419            30,488             43,023         182,957
                               --------------   ----------------- -----------------   ---------------  ---------------
                                     770,247          (*)966,403           235,338         (*)269,993   (*) 1,239,113
                               --------------   ----------------- -----------------   ---------------  ---------------
Earnings (loss) before
 income tax                          (23,378)         (*)306,336            12,765          (*)25,271     (*) 331,836
Income tax                           (19,714)            (84,266)           (1,079)             2,054         (80,701)
                               --------------   ----------------- -----------------   ---------------  ---------------
                                     (43,092)         (*)222,070            11,686          (*)27,325     (*) 251,135
Minority interest in
 Consolidated
 companies' results, net              (7,106)              6,682            (4,362)               506           9,135
                               --------------   ----------------- -----------------   ---------------  ---------------
Net earnings (loss) from
 continuing operations               (50,198)         (*)228,752             7,324          (*)27,831     (*) 260,270

Net earnings (loss) from
 discontinued
 operations (Note 6)                   2,333             (30,187)                -             (6,235)         50,381
Cumulative effect as of the
 beginning of the year of
 change in accounting
 method (Note 1C(3))                  62,552              (3,054)                -                  -          (3,054)
                               --------------   ----------------- -----------------   ---------------  ---------------
Net earnings
 for the period                       14,687          (*)195,511             7,324          (*)21,596     (*) 307,597
                               ==============   ================= =================   ===============  ===============

                                         NIS         (*)(**) NIS               NIS        (*)(**) NIS     (*)(**) NIS
                               --------------   ----------------- -----------------   ---------------  ---------------

Basic earnings (loss) per
 ordinary share:
From continuing                       (3.105)             14.142             0.514               1.780         16.437
 operations
From discontinued                      0.143              (1.887)                -              (0.386)         3.143
 operations
From cumulative effect of
 change in accounting                  3.824              (0.191)                -                   -         (0.191)
 method                        --------------   ----------------- -----------------   ---------------  ---------------

Net earnings for the period            0.862              12.064             0.514               1.394         19.389
                               ==============   ================= =================   ===============  ===============

(*)  Restated - See Note 1C(4)
(**) Restated - See Note 1C(2)
(1)  See Note 3C relating to discontinuance of proportional consolidation of Telrad Networks.

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

Koor Industries Ltd.                                                                            (AN ISRAELI CORPORATION)
-------------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Balance Sheet as at


                                                                               September 30                  December 31
                                                                       -----------------------------    -----------------
                                                                             2006              2005                 2005
                                                                       -----------    --------------    -----------------
                                                                                Unaudited                        Audited
                                                                       -----------------------------    -----------------
Assets
Current assets:                                                                         (NIS thousands)
Cash and cash equivalents                                                 220,153            66,021              318,798
Short-term deposits and investments                                       443,364           477,477              541,159
Trade receivables                                                          91,913           110,669               93,544
Other accounts receivable                                                  63,046            96,416               87,937
Inventories and work in progress                                           81,706           102,116               90,909
Assets designated  for sale                                                     -            41,194                    -
                                                                       -----------    --------------    -----------------
Total current assets                                                      900,182           893,893            1,132,347

Investments and long-term receivables
Investments in affiliates                                               3,501,310     (*) 2,857,695         (*)2,664,020
Other investments and receivables                                         549,581           567,091              547,013
                                                                       -----------    --------------    -----------------
                                                                        4,050,891     (*) 3,424,786            3,211,033

Fixed assets, net                                                         766,203           683,184              726,606
Intangible assets, deferred tax assets and deferred expenses               21,486            14,833               19,461

Assets relating to discontinued operations                                      -         1,304,231              198,816
                                                                       -----------    --------------    -----------------
                                                                        5,738,762         6,320,927            5,288,263
                                                                       ===========    ==============    =================

Liabilities and shareholders' equity
Current liabilities
Credit from banks and others                                              110,929           346,870              272,127
Trade payables                                                             82,989            91,499               91,606
Other payables                                                            187,408           212,527              203,289
Customer advances                                                          28,439            33,357               21,942
                                                                       -----------    --------------    -----------------
                                                                          409,765           684,253              588,964

Long-term liabilities
Long-term bank loans                                                    1,891,882         1,732,582            1,555,149
Other long-term loans                                                      51,639            72,627               54,147
Debentures                                                                994,325           386,530              390,854
Deferred taxes                                                             10,606                74                   78
Liability for employee severance benefits, net                              8,729             8,940                3,860
                                                                       -----------    --------------    -----------------
                                                                        2,957,181         2,200,753            2,004,088

Liabilities relating to discontinued operations                                 -         1,015,444              160,048
Minority Interest                                                          77,253            45,564               56,729
Shareholders' equity                                                    2,294,563     (*) 2,374,913        (*) 2,478,434
                                                                       -----------    --------------    -----------------
                                                                        5,738,762         6,320,927            5,288,263
                                                                       ===========    ==============    =================

(*) Restated - see Note 1C(4) in Koor Industries Consolidated Financial Statements for the period January-September 2006 (Unaudited)


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


Koor Industries Ltd.                                                                                        (AN ISRAELI CORPORATION)
------------------------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Statement of Operations

                                                                                                                      Twelve Months
                                                        Nine Months Ended               Three Months Ended                Ended
                                                          September 30                     September 30                December 31
                                                          2006          2005(i)           2006          2005(i)           2005
                                                  -------------    -------------    -----------    -------------    ----------------
                                                            Unaudited                        Unaudited                   Audited
                                                  ------------------------------    ----------------------------    ----------------
                                                                                Convenience translation
                                                                              (U.S. dollars in thousands)
Revenues and earnings
---------------------
Revenue from sales and services                        150,068          182,338         49,021           51,309              229,749
Group's equity in the operating results of
investee companies, net                                 19,916       (*) 75,492          5,845       (*) 14,314           (*) 83,534

Other income, net                                        3,625           38,018          2,806            3,011               51,884
                                                  -------------    -------------    -----------    -------------    ----------------
                                                       173,609      (*) 295,848                      (*) 68,634          (*) 365,167
                                                                                        57,672
Cost and losses:
----------------
Cost of sales and services                             114,730          147,450         37,498           39,721              186,345
Selling and marketing expenses                          12,383           15,916          3,928            3,539               20,722
General and administrative expenses                     28,342       (*) 28,634          6,191        (*) 9,500           (*) 38,436
Financing expenses, net                                 23,588           32,640          7,087           10,001               42,528
                                                  -------------    -------------    -----------    -------------    ----------------
                                                       179,043      (*) 224,640         54,704       (*) 62,760          (*) 288,032

Earnings (loss) before income tax                      (5,434)       (*) 71,208          2,967        (*) 5,874           (*) 77,135
Income tax                                             (4,583)          (19,588)          (251)             477             (18,759)
                                                       -------     ------------     -----------    -------------    ----------------
                                                      (10,017)       (*) 51,620          2,716        (*) 6,352           (*) 58,376

Minority interest in consolidated companies'
results, net                                           (1,652)            1,553        (1,014)              118                2,123
                                                  -------------    -------------    -----------    -------------    ----------------
Net earnings (loss) from continuing operations        (11,669)       (*) 53,173         1,702         (*) 6,469           (*) 60,500


Net earnings (loss) from discontinued
operations                                                 542          (7,017)              -          (1,449)               11,711
Cumulative effect as of the beginning of the
year of change in accounting  method                    14,541            (710)              -                -                (710)
                                                  -------------    -------------    -----------    -------------    ----------------
Net earnings (loss) for the period                       3,414       (*) 45,446          1,702        (*) 5,020           (*) 71,501
                                                  -------------    -------------    -----------    -------------    ----------------

Basic earnings (loss) per ordinary share                               (*) (**)                        (*) (**)             (*) (**)

From continuing operations                               -0.72             3.29           0.12             0.41                 3.82

From discontinued operations                              0.03            -0.44              -            -0.09                 0.73
From cumulative effect of change in accounting
method                                                    0.89            -0.04              -                -                 0.04
                                                  -------------    -------------    -----------    -------------    ----------------
Net earnings (loss) per share                             0.20             2.81           0.12             0.32                 4.59


(*)  Restated - see Note 1C(4) in Koor Industries Consolidated Financial Statements for the period January-September 2006(Unaudited)
(**) Restated - see Note 1C(2) in Koor Industries Consolidated Financial Statements for the period January-September 2006(Unaudited)
(i)  See Note 3C relating to discontinuance of proportional consolidation of Telrad Networks in Koor Industries Consolidated
     Financial Statements for the period January-September 2006 (Unaudited)

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


Koor Industries Ltd.                                                                             (AN ISRAELI CORPORATION)
-------------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Balance Sheet as at

                                                                              September 30                  December 31
                                                                       ----------------------------    -----------------
                                                                             2006             2005                 2005
                                                                       -----------    -------------    -----------------
                                                                                Unaudited                       Audited
                                                                       ----------------------------    -----------------
Assets                                                                             Convenience translation
Current assets:                                                                  (U.S. dollars in thousands)
Cash and cash equivalents                                                  51,175           15,347               74,105
Short-term deposits and investments                                       103,060          110,989              125,792
Trade receivables                                                          21,365           25,724               21,744
Other accounts receivable                                                  14,655           22,412               20,441
Inventories and work in progress                                           18,992           23,737               21,132
Assets designated  for sale                                                     -            9,576                    -
                                                                       -----------    -------------    -----------------
Total current assets                                                      209,247          207,785              263,214

Investments and long-term receivables
Investments in affiliates                                                 813,880      (*) 664,272          (*) 619,252
Other investments and receivables                                         127,750          131,820              127,153
                                                                       -----------    -------------    -----------------
                                                                          941,630          796,092              746,405

Fixed assets, net                                                         178,104          158,806              168,899
Intangible assets, deferred tax assets and deferred expenses                4,994            3,448                4,524

Assets relating to discontinued operations                                      -          303,169               46,215
                                                                       -----------    -------------    -----------------
                                                                        1,333,975        1,469,300            1,229,257
                                                                       ===========    =============    =================

Liabilities and shareholders' equity
Current liabilities
Credit from banks and others                                               25,785           80,630               63,256
Trade payables                                                             19,291           21,269               21,294
Other payables                                                             43,563           49,402               47,255
Customer advances                                                           6,611            7,754                5,100
                                                                       -----------    -------------    -----------------
                                                                           95,250          159,055              136,905

Long-term liabilities
Long-term bank loans                                                      439,768          402,739              361,495
Other long-term loans                                                      12,004           16,882               12,586
Debentures                                                                231,131           89,849               90,854
Deferred taxes                                                              2,465               17                   18
Liability for employee severance benefits, net                              2,029            2,078                  897
                                                                       -----------    -------------    -----------------
                                                                          687,397          511,565              465,850

Liabilities relating to discontinued operations                                 -          236,040               37,203
Minority Interest                                                          17,957           10,591               13,187
Shareholders' equity                                                      533,371      (*) 552,049          (*) 576,112
                                                                       -----------    -------------    -----------------
                                                                        1,333,975        1,469,300            1,229,257
                                                                       ===========    =============    =================

(*) Restated - see Note 1C(4) in Koor Industries Consolidated Financial Statements for the period January-September 2006 (Unaudited)

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